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                             March 15, 2021

       Alexander Davis
       Chief Executive Officer
       Disruptive Acquisition Corp I
       1925 Century Park East
       Suite 1700
       Los Angeles, California 90067

                                                        Re: Disruptive
Acquisition Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2021
                                                            File No. 333-253971

       Dear Mr. Davis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 8, 2021

       General

   1. We note that the warrants being offered will become exercisable 30 days after the completion of your
initial business combination. Given that the business combination could occur within one
year, it appears that an offering of both the overlying and
                                                        underlying securities
may be taking place at the same time. Please revise to include the underlying shares as
part of the registration statement or, if you disagree, explain to us why you believe this is
unnecessary. Refer to Securities Act Sections Compliance and
                                                        Disclosure
Interpretation Question 103.04 for additional guidance. Please also revise the exhibits that will
change as a result of registering the common stock underlying the warrants.
 Alexander Davis
Disruptive Acquisition Corp I
March 15, 2021
Page 2
Report of Independent Registered Public Accounting Firm , page F-2

2. The date of your auditor's report does not appear to be consistent with the disclosure included in Note 8-Subsequent Events. Please advise or revise.
Exhibits and Financial Statement Schedules
Exhibit 5.1 - Opinion of Davis Polk & Wardwell LLP, page II-3

3. We note the assumption in the legality opinion filed as Exhibit 5.1 that the Warrant
      Agreement to be entered into in connection with the Warrants has been duly authorized, executed and delivered by the Warrant Agent and the Company, and is a valid, binding
      and enforceable agreement of each party thereto.    Please remove this
assumption as it
      assumes away the relevant issue and assumes a material fact that underlies the opinion.
      For guidance see Section II.B.3.a of Staff Legal Bulletin 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameAlexander Davis
                                                            Division of
Corporation Finance
Comapany NameDisruptive Acquisition Corp I
                                                            Office of Real
Estate & Construction
March 15, 2021 Page 2
cc:       Deanna Kirkpatrick
FirstName LastName